January 17, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

PainCare Holdings, Inc. Form 10-KSB for Fiscal year Ended December 31, 2004,

File No. 001-14160

Dear Mr. Rosenberg:

I am writing in response to your response letter dated December 14, 2005 regarding the above referenced filing. Please find our responses outlined below.

Significant Accounting Policies & Estimates:

1) “Refer to our comment 1 and our discussion on December 6, 2005. Please confirm in disclosure-type format that you use a fee schedule for each payor to record your contractual allowance and that those adjustments are recorded manually.”

Our billing system does not generate contractual adjustments.  Contractual adjustments are entered manually based upon a fee schedule by each individual insurance company and other payors.  Contractual adjustments are written off against their corresponding asset account at the time a payment is received from a payor, with a reduction in the allowance for contractual adjustments to the extent such an allowance was previously recorded.  Each year the fee schedule changes as the contracts are either renegotiated with insurers or set by Medicare.

We will add the above disclosure to our revenue recognition policy disclosure in future SEC filings.

2)  “Refer to your response to our comment 6. Please tell us why you did not provide an allowance for doubtful accounts.”

We use the percentage of receivables approach in estimating the receivables’ realizable value.  We use a composite rate for all categories.  An example of this is outlined in the response to item #3 of this letter.  The initial example in our response on November 16, 2005 reflected in journal entry #5 that the ‘Patient portion of accounts receivable’ was reduced to a zero balance.  This amount is the allowance for doubtful accounts and is reflected here in journal entry #6.  We incorrectly reflected the account name as it should have been the contra account ‘allowance for doubtful accounts’ rather than the ‘Patient portion of accounts receivable’.  Please note that journal entry #6 supersedes journal entry #5. We regret this error in our response letter dated November 16, 2005.  Please note the revised journal entry below:

Journal entry #1	Debit	Credit
Accounts Receivable	1,500
Revenue		1,500

To record the Patient service revenue billed to third party

Journal entry #2	Debit	Credit
Revenue	750
Contractual allowance (A/R)		750

To record the contractual allowance based on historical collection rates. Assume 50%.

Journal entry #3	Debit	Credit
Cash	700
Accounts Receivable		750
Patient portion of accounts receivable	75

To record the cash received from the third party payor and record the amount due from the patient.

Journal entry #4	Debit	Credit
Cash	30
Patient portion of accounts receivable		30

To record the amount due from and paid by the patient.

Journal entry #5 (VOID)	Debit	Credit
Bad debt expense	45
Patient portion of accounts receivable		45

To record the bad debt expense.

Journal entry #5 (NEW)	Debit	Credit
Bad debt expense	45
Allowance for doubtful accounts		45
To record the estimated allowance for doubtful accounts using the percentage of receivables method with a composite rate. Assume 3%. Recorded at the end of the period.

3) “Refer to your response to our comment 7. The total accounts receivable balance in the payor mix and aging tables should agree to the balance sheet for each period presented. Please provide us revised tables accordingly.”

Please find our response to comment 3 as follows:

Financial Class	Balance on December 31, 2003	Current	31-60 Days	61-90 Days	91 + Days
Medicare	875,465	466,160	125,448	79,194	204,662
Private Insurance	3,067,389	1,412,275	586,945	448,677	619,493
Self-pay	152,735	60,979	47,969	22,825	20,961
Work comp	205,987	49,150	23,463	39,308	94,067
Government	240,831	101,149	74,658	57,318	7,707
Medicaid	174,983	70,258	55,867	33,766	15,092
Other	525,587	370,210	5,136	150,240	-

Totals	5,242,976	2,530,181	919,485	831,329	961,981

Allowance for doubtful accounts	142,277	68,661	24,952	22,560	26,105

Net realizable value	5,100,699	2,461,520	894,533	808,769	935,876

Summary
Aging Category	Amount	Percentage estimated for allowance for doubtful accounts	Required balance in allowance for doubtful accounts
Current	2,530,181	2.71%	68,661
31-60 days	919,485	2.71%	24,952
61-90 days	831,329	2.71%	22,560
Over 91 days	961,981	2.71%	26,105

		Year end balance of allowance for doubtful accounts	142,277

4) “Refer to your responses to comments 3 and 4. Your analysis does not distinguish between how much of the change in estimate for contractual allowances relates to the prior year and how much relates to the current year. The breakout by acquisition for each year is confusing and does not answer our original question. In addition, the terminology of charge-offs as it relates to your increase in contractual allowances is confusing. Please revise your proposed disclosure to clearly provide a roll-forward of your contractual allowance with separate lines for the beginning balance, increase in contractual allowance for the current year, increase/decrease in contractual allowance relating to the prior year’s contractual allowance, decrease in contractual allowance for the year, and the ending balance.

Please find our response to comment 4 as follows:

Changes in the contractual allowance for the years ended December 31, were as follows:

	2004	2003
Balance at beginning of year ( including balances from purchased business combination)	$ 5,520,213	$ 2,472,887
Increase for contractual allowance in the current year (based on historical percentages)	32,458,453	12,023,547
Increase (decrease) in contractual allowance for the prior years contractual allowance	(3,689,814)	(1,811,853)
Decrease to the contractual allowance for the current year	(19,500,107)	(7,164,368)

Balance at end of year (estimated discount for contractual allowances)	$14,788,745	$ 5,520,213

Convertible Debt:

5) “Refer to your response to our comment 9. Tell us the valuation methodology you used to determine that the warrants had no fair value. We do not believe the mere fact that the exercise price was out of the money at the time of issuance and the underlying shares are not registered is an applicable accounting basis for your determination. Refer to paragraphs 15 and 16 of APB 14.”

“We have engaged an independent valuation expert to assist us in providing a full and complete answer to this comment; however, this expert has not yet completed this task. We have engaged this independent expert because our original judgment as to values of the warrants was based on a valuation methodology that included the input of our investment bankers, among other sources.  Our previous statements that the exercise price was out of the money, and the underlying shares were not registered, were part of the methodology used. We note that paragraph 15 of APB 14 states: “…availability of objective values in many instances is also a factor. There is agreement that the allocation should be based on the relative fair values of the debt security without the warrants and of the warrants themselves at time of issuance.” And paragraph 16 of APB 14 states: “The allocation should be based on the relative fair values of the two securities at time of issuance.”  The independent expert will assist us in clarifying our original relative fair value judgment.”

6) “We noted your response to our comments 10 and 11 and have the following additional comments:

•

Please tell us if your convertible instruments require you to maintain an effective registration statement.

All of our outstanding convertible instruments require us to maintain an effective registration statement.

•

Provide us an analysis that indicates you have sufficient authorized and unissued shares available to settle the warrants for such instruments to meet the classification as equity under EITF 00-19. This includes assessing the company’s other instruments that could require share settlement that are outstanding. For example, if you have other convertible instruments, warrants, or employee stock options outstanding, these shares would need to be considered in determining whether there are sufficient shares to settle the contract.

Please find a summary of our total authorized, issued and outstanding stock and other instruments below:

Total Authorized Shares	200,000,000

Common Stock Issued & Outstanding	57,811,464
Stock Options Issued & Outstanding	9,752,150
Warrants Issued & Outstanding	3,179,316
Potential Convertible Debenture Shares	9,744,634
Potential Acquisition Earnout Shares	14,066,162
Total Issued, Outstanding & Potential Shares	94,553,726

Shares Available for Future Issuance	105,446,274

•

Tell us if shareholder approval will be required to increase authorized shares in order to share settle a contract.

We do not have any outstanding stock instruments or contracts that would require us to seek shareholder approval to increase the number of authorized shares available for issuance.

7) “We note in your response to comments 10 and 11 that the warrants relating to Laurus do contain a cashless exercise feature. It appears that those warrants may be required to be accounted for as a derivative pursuant to paragraph 6 of SFAS 133.”

Please see our reply to the SEC staff’s comment number 5, provided above.

8) “It is unclear to us why the conversion option in the convertible debt is not considered a derivative. Please provide us an analysis. If you believe the convertible debt is a conventional security, please address the reasons why, including why you believe the clauses in the agreements would constitute standard anti-dilution options. Refer to EITF 00-19 and 05-2 and SFAS 133.”

Please see our reply to the SEC staff’s comment number 5, provided above.

9) “Refer to your response to our comment 12. Please provide us in disclosure-type format the original conversion price for each debt issuance and the original and adjusted conversion price related to the warrants. Provide a discussion with regards to the re-pricing in October 2004.

Clarify in the disclosure that the warrants had no fair value at the time of issuance, if you continue to believe that is the case after your analysis on the comment above.”

Please see our reply to the SEC staff’s comment number 5, provided above.

10) “Refer to your response to our comment 13. You indicate that the balance related to the increase in charge offs related to changes in billing codes that reduced the collection rates. However, we noted in the table provided in your response to our comment 3 that the change in estimate decreased in 2003 rather than increased. Please clarify this discrepancy. In this regard, it appears that your changes in estimate line item provided in your response to comment 3 does not take into consideration changes in estimates relating to acquisitions that occurred in prior years.

Please see our response below. We hope this explanation clearly details the information you are asking for. We apologize for any confusion caused by prior responses to this comment.

2003 – The charge-offs increased by $1,900,998 to $7,164,368 from $5,263,370.  The charge-offs from acquisitions that occurred during 2003 were approximately $1,434,370.  There was a decrease to the change in estimate of $505,870, which represents the effect new practices historical collection rates had on the Company’s overall collection rate.  For example, since the change in estimate decreased it means less was charged-off.  Since less was charged-off the new practices had higher historical collection rates than our existing practices.  The balance of $972,498 was due primarily to changes in payor billing codes that reduced the Company’s collection rate. This amount is abnormally high, due to the collection rates of four practice acquisitions, which closed on the last day of the calendar year, therefore altering the company-wide fee schedule.

2004 – The charge-offs increased by $12,335,739 to $19,500,107 from $7,164,368.  The charge-offs from acquisitions that closed during 2004 were approximately $12,143,682.  There was an increase to the change in estimate of $233,615, which represents the effect new practices historical collection rates had on the Company’s overall collection rate.  For example, since the change in estimate increased it means more was charged-off.  Since more was charged-off the new practices had lower historical collection rates than our existing practices.  The balance of $41,558 was due primarily to changes in payor billing codes that reduced the Company’s collection rate.

(b) Summary of Significant Accounting Policies

Note 8 Acquisitions:

11) “We note your response to comment 14, but continue to believe that the allocation of the purchase price should have included an allocation for management agreements. Please refer to paragraph 35 (b) of FAS 141 which states “identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39, regardless of whether they had been recorded in the financial statements of the acquired entity.”

We note that a management contract is cited in paragraph A14 of FAS 141 as an example of an intangible asset that meets the criteria for recognition apart from goodwill. Also, refer to paragraph 36 which discusses the use of independent appraisals and actuarial or other valuations to aid in determining the estimated fair values of assets acquired and liabilities assumed. Please tell us that valuation methodology was used, the significant assumptions, and the extent that you used an independent valuation expert to determine the fair value of assets acquired and liabilities assumed. Also tell us what consideration was given in your valuations specifically to valuing management agreements entered into as part of the acquisitions including whether or not you concluded that the terms of management agreements entered into were at fair value requiring no allocation of the purchase price.”

We have engaged an independent valuation expert to analyze a practice acquisition, as well as a surgery center acquisition, for any unrecorded intangible asset value. We will respond to this comment once we have reviewed this independent valuation.

As the Chief Financial and Accounting Officer of PainCare Holdings, Inc., I acknowledge the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

Please feel free to contact me with any questions at 407-367-0944.

Sincerely,

Mark Szporka

Chief Financial & Accounting Officer